OROPLATA RESOURCES, INC.
#3 – 7 San Marcos
Puerto Plata, Dominican Republic

October 9, 2013

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC
20549

Re:          Amendment No. 4 to Registration Statement on Form S-1
Filed October 7, 2013
File No. 333-188752

Attention:   Ms. Erin Wilson

Dear Ms. Wilson:

In response to your telephone call this morning, we wish to advise you that we will insert the following change under the heading Rule 144 in the Form 424B to be filed with your office once the above noted Form S-1/A becomes effective.

“Rule 144 Shares

In general, under Rule 144, a person who is not an affiliate of a company and who is not deemed to have been an affiliate of a company at any time during the three months preceding a sale and who has beneficially owned shares of a company’s common stock for at least six months would be entitled to sell them without restriction, subject to the continued availability of current public information about the company (which current public information requirement is eliminated after a one-year holding period).  In addition, a person, who is an affiliate and beneficially owned shares of a company’s common stock for at least six months, will be entitled to sell within any three month period a number of shares that does not exceed the greater of:

1.	One percent of the number of shares of the company's common stock then outstanding; or

2.	The average weekly trading volume of the company's common stock during the four calendar weeks preceding the filing of a notice on form 144 with respect to the sale.

However, Rule 144 is not available for securities initially issued by a company that has either no or nominal operations and no or nominal assets (a “shell company”), whether reporting or non-reporting, or a company that was at any time previously a shell company, unless the company:

●       has ceased to be a shell company;

●       is subject to the Exchange Act reporting obligations;

●       has filed all required Exchange Act reports during the preceding twelve months; and

●	at least one year has elapsed from the time the company filed with the SEC current Form 10 type information reflecting its status as an entity that is not a shell company.

(the “Shell Company Conditions”)

At this time, we are considered a shell company.  As a result, our sole shareholder and director, being an affiliate, and any other person initially issued shares of our common stock, excluding those shares registered in this prospectus, will not be entitled to sell such shares until the Shell Company Conditions have been satisfied.  Upon satisfaction of the Shell Company Conditions, such sales by our sole shareholder and director would be limited by the manner of sale provisions and notice requirements and to the availability of current public information about us as set forth above.”

Yours very truly;
Oroplata Resources, Inc.

HILARIO S. SOSA

Hilario S. Sosa
Chief Executive Office, President, Chief
Financial Officer, Chief Accounting Officer,
Secretary Treasurer and Director